July 29, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VTTI Energy Partners LP
Registration Statement on Form F-1 (File No. 333-196907)

Ladies and Gentlemen:

As representative of the several underwriters of VTTI Energy Partners LP’s (the “Partnership”) proposed public offering of up to 20,125,000 common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Washington, D.C. time) on July 31, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated July 22, 2014, through the date hereof:

Preliminary Prospectus dated July 22, 2014:

6,600 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned as representative of the several underwriters, has and will, and each underwriter has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, CITIGROUP GLOBAL MARKETS INC. As Representative of the several Underwriters CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jason Howard
Name:	Jason Howard
Title:	Vice President